Mail Stop 3561

August 28, 2009

VIA FACSIMILE AND U.S. MAIL

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

      Re: **Collectors Universe, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2008
             Filed September 30, 2008
             File No. 000-27887

Dear Mr. Wallace:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director